FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of July , 2001
                                      -----

                             Trimark Oil & Gas Ltd.
                 (Translation of registrant's name into English)

                                     0-30196
                                    ---------
                                  (File Number)

      1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                        Form 20-F X      Form 40-F
                                 ----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes      No  X
                                           ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Trimark Oil & Gas Ltd.
                                        ---------------------------------------
                                        (Registrant)

Date  July 10, 2001                       By  /s/ "Nick DeMare"
      ----------------------            ---------------------------------------
                                         Nick DeMare, Director
                                         (Signature)*

     *Print the name and title of the signing officer under his signature.

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                             TRIMARK OIL & GAS LTD.
                        #1305 - 1090 West Georgia Street
                             Vancouver, BC V6E 3V7
                   Tel: (604) 685-9316 o Fax: (604) 683-1585
                    CDNX Symbol: TMK.V o OTCBB Symbol: TOGSF

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NEWS RELEASE                                                      JULY 10, 2001


                          REPORT ON 2001 DRILL PROGRAM

Mr. Don Busby, President, provides this summary and update of Trimark's 2001 drilling program:

CALIFORNIA REGIONAL PROGRAM

Parsley Prospect  - Sacramento Basin, CA
         Scheduled to spud the week of July 9th, this prospect has a mapped potential of 20 - 30 BCF of natural gas. The main objective is the Winters Sands at a total depth of 9,000 feet. The Parsley Prospect is an AVO anomaly, which has historically been a highly successful tool in finding hydrocarbon accumulations in the Sacramento Basin. Drilling is expected to take approximately 30 days. The Company has a 39.00% working interest BPO in this prospect.

Basil Prospect - Sacramento Basin, CA
         Scheduled to commence drilling by the end of July, the Basil project is the most significant of the Company's current prospects. The mapped potential is between 80 - 160 BCF of natural gas. The Basil Prospect is adjacent to the Suisun producing field and separated by a fault. The Suisun field has produced approximately 90 BCF since its discovery in the late 1940's. The Company has a 31.72 % working interest BPO in this prospect.

Merlot Prospect - Sacramento Basin, CA
         Targeting the Peters Sands at a total depth of 3,500 feet , the Merlot Prospect is scheduled to spud in early August. The mapped potential is between 3 - 5 BCF of natural gas. The prospect has also been identified by AVO technology. The Company has a 39.00% working interest in this prospect.

Mica Prospect - San Joaquin Basin, CA
         The Mica #1-17 was drilled early in this year's drilling program and it was determined that the bottom hole location was outside of the sand channel objective. This drilling data further defined where the Company believes the channel can be located. The Company's geo- scientists have proposed a new location to drill the Mica #2 exploratory well and it is expected to spud early in the 4th quarter. The mapped potential of the Mica prospect has been amended to 7 - 10 million BOE. The company has a 39.00% working interest BPO in this prospect.


EAST LOST HILLS PROGRAM (The Company has a 1% interest in these wells.)

ELH #1 Well
         Stable but restricted production between 8 - 12 MMCF/day.



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Trimark Oil & Gas Ltd.
July 10, 2001
Page 2




ELH #2 Well
         Mechanical problems have hampered the production of this well but still tested between 3 - 5 MMCF/day. Options for production are currently under consideration.

ELH #3 Well
         This exploratory test well, that was targeting a potential reservoir on the West Slope outside the productive East Lost Hills structure, has been temporarily abandoned. Extensive testing was carried out on several zones but no hydrocarbon shows were recovered. No recommendation however, is being made to plus the well until the extent of the field and the possible value of the well are better understood.

ELH #4 Well
         Currently drilling at approximately 19,700 feet. Once total depth is achieved, the completion team will move in and prepare the well for a production test. Production testing should be complete by mid September.

ELH #9 Well
         The pad site is currently being constructed and is expected to spud in August 2001. The intended total depth is 20,000 feet.

For additional information on Trimark Oil & Gas Ltd. contact Des O'Kell at 1-888-303-3361.

ON BEHALF OF THE BOARD


"Donald Busby"
Donald W. Busby, President


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Trimark Oil & Gas Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the Company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the Company's periodic reports filed with the British Columbia Securities Commission and the Untied States Securities and Exchange Commission. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


       The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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